Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 16, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Vodafone Group Plc Annual Review and Summary Financial Statement For the year ended 31 March 2006

To enrich our customers’ lives through the unique, expanding power of mobile communication

Contents

Annual Report
The Annual Review and Summary Financial
Statement is a summary of the information
contained in the Vodafone Group Plc Annual Report
for the year ended 31 March 2006. This is intended
to simplify annual communication with shareholders.
This Annual Review and Summary Financial
Statement does not contain sufficient information
to allow a full understanding of the results and the
state of affairs of Vodafone Group Plc (“the Company”)
and the Vodafone Group.

For more detailed information, the full accounts and
the Auditors’ Report on those accounts, which was
unqualified, is contained in the Vodafone Group Plc
Annual Report for the year ended 31 March 2006
which is available to view on the Company’s website
at www.vodafone.com

Shareholders wishing to receive the Annual Report
as well as the Annual Review and Summary Financial
Statement in future years should write to the Registrars.
ADS Holders should write to The Bank of New York.
See page 27 for details.

The Company will file with the Securities and
Exchange Commission in the US its Annual Report
on Form 20-F (which corresponds to the 10-K for a
US corporation) and other information as required.

02	Chairman’s statement

04	Vodafone at a glance

06	Chief Executive’s review

12	Corporate Responsibility

14	The Board of Directors

16	Summary Directors’ Remuneration report

20	Summary financial statements

26	Additional information

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Highlights of the year

•	Revenue up 10% to £29.4 billion

•	Adjusted operating profit up 12.5% to £9.4 billion

•	Operating loss of £14.1 billion after non-cash impairment charges of £23.5 billion

•	Net proportionate customer additions of 21.5 million, bringing the closing proportionate customer base to 170.6 million

•	Final dividend per share of 3.87 pence, with total dividends per share increased by 49.1% to 6.07 pence

•	£9 billion to be returned to shareholders as a special distribution

	Year ended 31 March

	2006		2005		Change	Organic
Continuing operations(1)	£bn		£bn		%	%

Revenue	29.4		26.7		10.0	7.5

Adjusted operating profit(2)	9.4		8.4		12.5	11.4
Operating (loss)/profit	(14.1)		7.9

Adjusted earnings per share (pence)(2)	10.11	p	8.95	p	13.0
Basic (loss)/earnings per share (pence)	(27.66	)p	8.12	p

Net cash flow from operating activities	10.2		9.2		10.3
Free cash flow	6.4		6.6		(2.6)
Net debt at 31 March	17.3		10.2		70.2

(1)	Excluding the results of discontinued operations in Japan in the 2005 and 2006 financial years.
(2)	These measures are stated after excluding impairment losses, non-recurring amounts related to business acquisitions and disposals and changes in the fair value of equity put rights and similar arrangements where applicable.

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	1

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Chairman’s statement

It has been my privilege to be the Chairman of a company that has proved to be one of the outstanding international success stories of the last decade.
Lord MacLaurin of Knebworth, DL

My last year as Chairman of Vodafone has been a watershed in the history of your Company. We have been undergoing significant change whilst operating in the most challenging market environment the telecommunications sector has seen. Nevertheless, our ability to deliver good growth in the face of increasing competition reflects the unique characteristics of our business, compared to many other mobile operators, particularly the benefits derived from our increasing exposure to faster-growing markets and the opportunity to generate further benefits from our scale.

We maintained strong customer growth across many of our markets and grew our proportionate mobile customer base to over 170 million, representing organic growth of 15% since last year. Importantly, we achieved our 10 million 3G target, which included Japan, during March, which was ahead of plan.

Over the year, we have announced total returns to shareholders of £19.2 billion. We have purchased over 4.8 billion shares in the Company at a cost of £6.5 billion and are paying out £3.7 billion in dividends for the year, including the proposed final dividend of 3.87 pence per share. We are also returning £9.0 billion to shareholders, including £6.0 billion following the sale of our Japanese business. Full details are in the documentation accompanying this Report.

When I became Chairman in July 1998 we had fewer than 6 million customers in 12 countries producing some £2.5 billion of turnover. In the summer of 1999, we acquired AirTouch of the US, followed in 2000 by the acquisition of Mannesmann in Germany. This was a period of huge expansion which formed the basis of the transformation of Vodafone into the world’s leading mobile telecommunications group that has equity interests in 26 countries across five continents with over 170 million proportionate customers worldwide, as well as 32 partner networks, generating turnover this year from our ongoing businesses of over £29 billion. Not only have we extended our geographic reach but we have also transformed our industry by becoming a leader in innovation, introducing groundbreaking services such as Vodafone live! with 3G, thereby setting standards for the mobile industry as a whole. It has been a remarkable achievement.

However, the Group now faces many challenges, particularly of competition, regulation and new technology. During the year, we conducted, in the face of these challenges, a review of the future growth prospects for the Group and our analysis indicated a lower view of growth, particularly in the medium to long term, and led to an impairment of the Group’s goodwill by £23.5 billion, the majority of which is attributable to Vodafone Germany. This charge does not impact this year’s reported cash flows or distributable reserves, out of which we are making returns to shareholders.

However, in this challenging market the Chief Executive has spent a great deal of time reviewing the management structure and future planning required to take the Company forward. In April he announced his new management team and in May they produced a clear forward-looking strategy. I believe that through this statement the Chief Executive sets out a clear vision for the future. I congratulate him on these changes and wish him and his impressive team well.

It has been my privilege to be the Chairman of a company that has proved to be one of the outstanding international success stories of the last decade. The development and expansion of the Group has been made possible by the excellence of the management team whose flair and vision has enabled us to

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identify international opportunities for profitable growth while at the same time introducing technological advances to enhance the mobile experience for our customers.

It was announced earlier this year that Sir Julian Horn-Smith had decided to retire from the Board following the Annual General Meeting in July. Julian has been with Vodafone for 22 years and a Board member for 10 years. He has had an outstanding career, being a major contributor to the creation of the UK network and subsequently leading the early development of our international presence. More recently he was Group Chief Operating Officer and then Deputy Chief Executive, with responsibility for our affiliates and business development. I am sure all shareholders will join with me in wishing him well for the future.

Peter Bamford, Chief Marketing Officer, who left the Company in early April, was instrumental in developing our brand both within the UK and internationally and developing a number of major initiatives, including the launch of Vodafone live! with 3G. I wish him well and thank him for his contribution to the success of the Company.

At the AGM, we say farewell to Paul Hazen, our Deputy Chairman, who has served with distinction as a non-executive director since 1999. We also say goodbye to Penny Hughes, a fine non-executive director for eight years and who was an exceptional Remuneration Committee Chair for five years. Her contribution cannot be overstated. Paul and Penny leave with our best wishes. Taking Paul’s place as Deputy Chairman and senior independent director will be John Buchanan, who has been a non-executive director since April 2003, shortly after his retirement from BP p.l.c. I am sure that John will discharge his new duties very effectively.

During the year, we welcomed two new non-executive directors to the Board. In September, Philip Yea, Chief Executive Officer of 3i Group plc, was appointed and he was joined in November by Anne Lauvergeon, the Chairman of the Executive Board of AREVA, the leading French energy company. On 1 May, we welcomed Anthony Watson to the Board. Until his recent retirement, he was Chief Executive of Hermes Pensions Management Limited. I know that their collective experience in their different areas of business will be of great benefit to the Company.

Finally I come to my own retirement. As I have said, it has been a great privilege for me to have been Chairman of a truly outstanding British company. I have, however, been particularly saddened this year by the nature of some of the media coverage and particularly by the suggestion of boardroom splits. There are no factions within the Board and any claim that your Board is not united is unfounded. I leave with the knowledge that Vodafone, which is now very different to the company which I first chaired, is well placed to continue to enjoy an exciting and profitable future. I wish Sir John Bond, my successor, Arun Sarin, your Chief Executive, and everyone at Vodafone the very best for the future and thank you all for your support during the last eight years as your Chairman.

Lord MacLaurin of Knebworth, DL
Chairman

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	3

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Vodafone at a glance

Vodafone is the world’s leading mobile
telecommunications company with mobile
operations in 26 countries around the world
and Partner Network agreements in a further
32 countries.

Year ended 31March 2006	Germany	Italy	Spain

Closing proportionate customers (000)	29,191	18,490	13,521

Average proportionate customer growth (%)	8.4%	6.8%	18.5%

Closing 3G devices (000)	2,025	2,250	902

Average monthly ARPU	€23.3	€28.5	€35.6

Non-voice revenue as percentage of service revenue (%)	20.2%	16.7%	14.4%

Revenue(1) (£m)	5,754	4,363	3,995

EBITDA margin (%)	47.0%	52.0%	34.4%

Adjusted(1) operating profit (£m)	1,496	1,672	968

(1)	Total Mobile includes common functions and is stated after the elimination of inter-segment revenue, where applicable. Adjusted operating profit is stated after excluding impairment losses as detailed on page 23.

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UK	US	Other Mobile Operations	Total Mobile

16,304	23,530	69,535	170,571

7.8%	17.0%	34.0%	18.8%

1,033	–	1,511	7,721

£24.0	$51.4	–	–

20.3%	8.9%	14.3%	17.0%

5,048	–	9,250	28,137

32.2%	38.0%	35.5%	41.0%

698	1,732	2,503	9,280

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	5

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Chief Executive’s review

We delivered another set of robust financial and operational results amidst a more competitive landscape and announced returns to shareholders over the year of £19.2 billion.
Arun Sarin

Review of the year
We have delivered another year of robust financial performance against a backdrop of increasing competition and regulation, meeting our expectations for revenue, EBITDA margin and free cash flow.

Proportionate customer growth was strong with nearly 22 million organic net additions in the year taking the closing proportionate customer base to over 170 million across 26 countries. Our unrivalled presence provides the platform for the next stage of our strategy.

These results have enabled us to significantly increase returns to shareholders. We have increased dividends per share by 49% to 6.07 pence, purchased £6.5 billion of our shares and announced a special distribution of £9.0 billion.

Financial review
Proportionate mobile revenue increased by 9% on an organic basis. Strong performances in Spain, the US and several of our emerging markets, including South Africa, Egypt and Romania, helped offset lower growth this year in several of our more established markets. Proportionate mobile EBITDA margins were slightly lower year on year. Notwithstanding this lower growth, we outperformed substantially all of our principal competitors in our major markets on revenue and EBITDA growth.

Statutory revenue increased by 10% to £29.4 billion, with over 9% growth in our mobile operations. Excluding the net benefit from acquisitions, disposals and exchange rate movements, we achieved organic revenue growth of 7% in mobile and 8% for the Group as a whole.

Our focus on profitability delivered an 11% organic increase in adjusted operating profit, with 13% growth in total. The competitive environment led to a necessary increase in net customer acquisition and retention costs but this was mitigated by our ongoing success in delivering operating efficiencies. A key part of this growth has been the strong overall performance from our associates, increasing by over 20% this year, and in particular from Verizon Wireless in the US, growing by nearly 28% as it consolidated its market leadership.

Capital expenditure on fixed assets was £4.0 billion as we continue to invest in broadening our 3G presence. Free cash flow of £6.4 billion was slightly lower than last year as expected, with increases in capital expenditure and lower dividends from Verizon Wireless offsetting an increase of £1.0 billion in net cash flow from operating activities.

Operational highlights
We have been focused on six strategic goals, including delighting our customers and leveraging scale and scope.

A core part of delighting our customers is our 3G offering. When we launched 3G late in 2004, we targeted 10 million consumers by the end of March 2006, including Japan. We reached this during March, shortly before we agreed to sell our Japanese operation.

3G brings an enhanced mobile experience to our customers, who want more speed, greater personalisation and richer content, and provides the platform for our future growth. For consumers, we launched mobile TV capability during the year and will further enhance our music offering during 2006 with the launch of Vodafone Radio DJ, a personalised, interactive radio service streamed to both 3G phones and PCs.

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For our business customers, we increased the number of mobile email solutions and range of email devices available. 3G broadband through HSDPA technology was launched in the year offering an enhanced data experience through greater speeds than 3G and faster access to the network. This will improve our already successful Vodafone Mobile Connect offering for laptop users, who have more choice with mobile capability now being built in to the laptop.

Another key part of delighting our customers is measuring customer satisfaction and brand preference. With rising customer expectations and a tougher competitive environment, we are pleased that we continue to outperform our principal competitors in terms of customer satisfaction and that customers continue to show preference for the Vodafone brand.

The second strategic area of focus has been leveraging our scale and scope which delivers benefits through our One Vodafone programme, details of which we set out last year. We are beginning to deliver real benefits in network supply chain management, as standardised designs lead to a reduced number of vendors and better terms. Our shared service platforms, which centrally host services such as Vodafone live!, are also now established.

Our strategic goals are ultimately designed to deliver shareholder value. With respect to Japan, given the relative competitive position of the business there, the reduced prospects for superior long term returns and an attractive offer from SoftBank, we decided to sell our 97.7% stake based on a value for the business of £8.9 billion. The sale completed in April, with Vodafone receiving £6.9 billion in cash, £6.0 billion of which we are returning to shareholders as part of the £9.0 billion special distribution.

Rapidly changing environment
Overall, we have performed strongly during the last year, meeting our expectations and delivering on our strategic objectives. We have continued to outperform our principal competitors on revenue and EBITDA growth, as well as customer satisfaction. We have established a strong brand around our customer base and increased returns to shareholders significantly. However, our marketplace is changing and we need to change to ensure we can leverage our unique position and continue to outperform our competitors.

There are several key drivers to the changing environment. Competition is increasing not only from established mobile operators but also from new entrants, particularly mobile virtual network operators (MVNOs). There are also new types of competitor. Established fixed line operators are increasingly combining fixed and mobile service offerings. In addition, internet based companies are extending their services to include telecommunications. All of these factors are putting pressure on pricing.

The regulatory environment also remains challenging, with continued regulator-imposed rate reductions on incoming calls across many markets, ongoing pressure to provide access to MVNOs to our networks and a high level of focus on the costs of roaming.

Developments in technology also mean that our customers have far more choice and have changing communication needs, but at the same time they demand simplicity and value for money. In addition to the core benefits of mobility, customers want greater personalisation, faster data speed and richer applications through services centred on the home and the office.

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	7

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Chief Executive’s review continued

Our changing environment

•	Competition is intensifying from existing and new players

•	Significant price competition

•	Continued significant regulatory pressure

•	Customers have far greater choice in communications

•	Growing demand for broadband services

•	Emerging markets delivering significant growth

•	Mobile business model is changing

Our strategic objectives

•	Reduce costs and stimulate revenue in Europe

•	Deliver strong growth in emerging markets

•	Innovate and deliver on our customers’ total communications needs

•	Actively manage our portfolio to maximise returns

•	Align capital structure and shareholder returns policy to strategy

We have updated our strategy to
reflect our changing environment

Finally, our growth historically has principally come from developed markets, particularly in Europe. With average penetration now around 100%, these markets are maturing and delivering lower growth. Whilst growth in these markets has slowed, significant growth is now coming from emerging markets where average penetration is below 30%. This is creating greater diversity between our markets than previously. Transactions over the last year in Turkey, South Africa, India and Romania have combined with existing operations in markets such as Egypt to provide us now with greater exposure to this growth potential.

Developing our strategy
These factors require our strategy to evolve so that we can continue to maintain our strong performance and deliver value to customers and shareholders. We have established five key strategic objectives:

•	In Europe, to focus on both cost reduction and revenue stimulation;

•	To deliver strong growth in emerging markets;

•	To satisfy our customer needs and extend our current mobile only offering by innovating and delivering total communications solutions;

•	To actively manage our portfolio to maximise returns; and

•	To align our financial policies regarding capital structure and shareholder returns to support our strategy.

In order to deliver on these objectives, we have reorganised ourselves into three key business units.

In our European businesses, where competition is most intense, we will be focused on leveraging our regional scale to deliver cost reduction and revenue stimulation.

The principal focus in the Eastern Europe, Middle East, Africa, Asia Pacific and Affiliates (EMAPA) region is to deliver strong growth from our businesses in emerging markets.

The objective of our third business unit, New Businesses, is to enable us to serve the total communications needs of our customers by taking advantage of evolving technology and new opportunities to deliver new services.

Cost reduction
Our primary objective here is to leverage our regional scale and reduce our cost structure in Europe through several approaches in order to maintain our competitiveness.

We will outsource further, particularly for IT development of billing and customer management systems, as a key means to reduce our costs. We will also continue to drive scale benefits, either at a global level, in areas such as network supply chain management as we achieve greater standardisation across the Group, or regionally, such as through the establishment of regional data centres to support our European operations.

As the size of the Group evolves, we need to ensure the appropriate balance between local and group, particularly in respect of central functions, and this is expected to result in over 400 fewer group positions.

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Business units aligned to strategy

Revenue stimulation
In Europe, our customers use their mobiles on average for only four minutes a day and approximately two-thirds of voice traffic continues to travel across fixed lines. We therefore aim to stimulate additional voice usage and substitute fixed line usage for mobile in a way that enhances both customer value and revenue.

For our consumers, we will seek to enhance revenues by continuing to deliver innovative bundles and tariffs to stimulate usage, building on success in areas such as 3G bundles, targeted promotions, family plans that focus on community groups and roaming through Vodafone Passport.

We are already targeting fixed to mobile substitution in the home through offerings such as Vodafone Zuhause in Germany and Vodafone Casa in Italy and aim to target office communications by building on our success in business with leading edge services, such as Oficina Vodafone in Spain, and applications through the benefits of broadband.

Deliver strong growth in emerging markets
A source of growth is through emerging markets. Our focus here is to build on our strong track record of creating value in emerging markets, having delivered strong performances over time in markets such as Egypt and South Africa. Our aim is to outperform not only our competitors but also our acquisition business plans. For example, since we achieved control in Romania last year, the business has performed strongly and ahead of our original expectations.

We will seek selective opportunities to increase our emerging markets footprint as well as taking opportunities to increase our stakes in existing markets, with a view to gaining control where possible over time.

Delivering our customers’ total communication needs
Customers have access to new technologies, devices and services. As a complement to mobility, they want Vodafone to provide a number of new services within the home and the office.

We will extend our reach into the home and the office to deliver richer business applications and integrated fixed and mobile services, such as higher speed internet access. We will use technologies such as HSDPA, DSL and WiFi to do this. Later this year, we will be enhancing our Vodafone Zuhause offering to incorporate DSL.

Developments in technology will also enable us to provide integrated mobile and PC offerings to give customers a consistent experience whether they are at home or on the move, with core services such as VOIP and instant messaging. We also aim to extend our business model to generate revenue from advertising in ways that customers find attractive.

We will continue to pursue a mobile centric approach, focusing on the core benefits to customers of mobility and personalisation, and will resell fixed line technologies only according to customer needs.

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Chief Executive’s review continued

Actively managing our portfolio
We seek to invest only where we can generate superior returns for our shareholders in markets that offer a strong local position, with focus on specific geographic regions. It is our policy to apply strict investment criteria to ensure that transactions yield a return above the cost of capital within three to five years and overall create substantial value for our shareholders. Equally, we will consider exiting businesses which do not meet our performance requirements or provide an opportunity to create shareholder value.

There has been much speculation about our position in the US. Verizon Wireless is the market leader on nearly all key metrics and has significant local and regional scale, with over 50 million customers. We will always consider the most appropriate way to deliver shareholder value. However, we expect continued strong growth in the US and are therefore happy to remain with our existing stake.

Financial implications
Our One Vodafone programme, which primarily has been focused on our mature mobile markets in Europe, delivers efficiencies in operating costs, being payroll and other operating expenses, and in capital expenditures. We have previously targeted keeping these total costs broadly stable between the 2004 and 2008 financial years, with operating costs expected to rise at a lower rate than revenue. Through our new strategic objectives, we now expect underlying operating costs alone to be broadly stable between the 2006 and 2008 financial years for the total of our European operations and central costs.

On the same basis, we continue to target expenditures on fixed assets to be 10% of revenue for the 2008 financial year. We also continue to expect at least 1% additional revenue market share between the 2005 and 2008 financial years, measured against our established principal competitors in Germany, Italy, Spain and the UK.

Our strategic changes also have implications on returns to shareholders and our capital structure. We have previously indicated an intention to pay out approximately 50% of adjusted earnings per share for the 2007 financial year onwards. We now consider it appropriate to target a 60% payout ratio, with effect for the full 2006 financial year, with a view to growing the dividend per share in line with underlying earnings per share thereafter. Dividends per share have, therefore, increased by 49% to 6.07 pence for the year.

As we enter a new phase in our development, we believe that the most appropriate capital structure, which meets the needs of both the business and shareholders, is one that reflects a higher level of gearing. The incremental borrowing capacity this provides enables an additional return of £3.0 billion to shareholders, which will be combined with the £6.0 billion return of cash from the sale of Japan in early August. As a result, we do not currently plan any further share purchases or other one-off returns to shareholders.

This £9.0 billion one-off return, together with the £6.5 billion share purchase programme completed during the last year and £3.7 billion of dividends, gives an overall return to shareholders of £19.2 billion.

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Outlook for 2007 financial year

Organic proportionate:

– Mobile revenue growth	5% – 6.5%

– Mobile EBITDA margin	Around 1 percentage point lower than 2006

Free cash flow	£4.0 – £4.5 billion

Capitalised fixed asset additions	£4.2 – £4.6 billion

We have a significant opportunity to deliver
value to both our customers and shareholders.

Prospects for the year ahead
While we are delivering on cost reduction, revenue stimulation and emerging market growth in the shorter term, the potential benefits from serving our customers’ total communications needs will materialise over a longer timeframe.

For the year ahead, we expect operating conditions to remain challenging, with a continued intense competitive environment and further regulatory pressure, and see organic growth in proportionate mobile revenue in the range of 5% to 6.5% . Proportionate mobile EBITDA margins are expected to be around 1 percentage point lower than the 2006 financial year on an organic basis. We are anticipating higher customer investment, pricing pressures and further termination rate reductions, however initiatives to deliver further cost efficiencies are expected to mitigate this effect.

Capital expenditure on fixed assets is expected to be in the range of £4.2 billion to £4.6 billion, higher than last year due to the investment needs for recent acquisitions and the wider rollout of HSDPA. Free cash flow is anticipated to be in the range of £4.0 billion to £4.5 billion. Higher tax payments, including around £1.2 billion, with interest costs, from settling some long standing disputes, increased capital expenditure and higher financing costs from our increased borrowing, are expected to offset continued growth in underlying operating cash flows.

Executing our strategy
We have a good track record of delivering against our plans and demonstrating outperformance against the majority of our principal competitors. However, our environment is changing and we need to adapt to ensure we continue to meet our customer needs and deliver superior returns to shareholders.

We have established clear strategic objectives: cost reduction and revenue stimulation in Europe; innovating and delivering total communications solutions; delivering strong growth in emerging markets; actively managing our portfolio to maximise returns; and aligning our financial policies to our strategy. We have reorganised the business as we begin to deliver against these objectives.

Vodafone is well placed to execute on this strategy. Our scale makes us the clear partner of choice for others and we have a track record for innovation. We have a strong brand and an unrivalled customer reach. As customer demands evolve and technology converges, we remain focused on the core benefits of mobility and personalisation as we seek to deliver total communications solutions. We have a significant opportunity to deliver value to both our customers and shareholders.

On a final note, on behalf of the Board, I would like to express sincere thanks to Ian MacLaurin, who is retiring as Chairman, for his service and support to the Company since 1997. We wish him continued success.

Arun Sarin
Chief Executive

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Corporate Responsibility

Our Corporate Responsibility journey

How Vodafone is rated by investors and CR benchmarks

Research carried out by Sustainable Investment Research International (SiRi) found that on 30 June 2005 Vodafone was the number one stock most frequently selected by socially responsible funds in Europe.

Rating/Benchmark	Vodafone’s performance

AccountAbility	Vodafone was ranked third out of the Global Fortune 100 in AccountAbility’s 2005 Rating

Dow Jones Sustainability Indexes	Vodafone was included in the 2005 Dow Jones Sustainability World Index

FTSE4Good Index	Vodafone was included in the FTSE4Good Index

Global 100 Most Sustainable	Vodafone was included in the Global 100 Most Sustainable
Companies – Corporate Knights	Companies, based on research by Innovest Strategic Value Advisors.

Governance Metrics International	Vodafone received the maximum score of 10 in 2005

Morley Fund Management	Vodafone was rated B2 in the FTSE100 and Europtop 50 Matrix in 2005

Corporate Responsibility
Vodafone sees corporate responsibility (CR) as the process of understanding stakeholders’ expectations of the Company and taking action to meet those expectations where they are realistic and legitimate. By ‘stakeholders’ we mean customers, employees, suppliers, the communities where we operate, governments, regulators and representatives of civil society – as well as investors.

Stakeholder engagement: key learnings
We engage with stakeholders in a variety of ways so that we understand what people expect. For example, during the year we held meetings on CR issues with 15 investors, we surveyed 146 CR opinion leaders in 11 European countries and had four roundtable meetings with NGOs, academics, CR organisations and socially responsible investors. We learned that the emerging issues in the CR agenda are: privacy, bribery and corruption and the role of companies in disaster situations. We conducted research with the public on the subject of mobiles, masts and health which involved over 17,000 interviews across 18 markets.

Reporting about the most important issues
We have identified the following CR issues as global priorities for Vodafone: clear pricing, content standards, energy use, handset recycling, network rollout, radio frequency (RF) fields and health, supply chain issues and tax. The Company’s CR Report for the 2006 financial year presents our performance on these issues.

Embedding CR in the way we do business
Vodafone’s approach to business is underpinned by our Business Principles. They cover both corporate and individual behaviour and are communicated to employees through induction processes, websites and briefings.
www.vodafone.com/responsibility/businessprinciples

CR is embedded in Vodafone’s values. One of our four values is “Passion for the world around us”. We believe that CR issues are most effectively managed as part of our core business processes rather than as a separate ‘add-on’.

Our CR strategy
Our vision for 2010 is to be one of the most trusted companies in the markets where we operate. In 2005, we developed a five-year CR strategy to help us realise this vision. It sets clear priorities to:

•	Maintain high ethical standards;

•	Understand our stakeholders’ priorities;

•	Ensure our operating standards are consistent across the Group;

•	Deliver on our promises in three key areas: responsibility to our customers; reuse and recycling of mobile phones; and energy and climate change; and

•	Capture the potential of mobile to bring socio-economic value through access to communications.

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Highlights of the year:
•	The Vodafone Speaking Phone for visually impaired people has been fully launched in six markets and test launched in one other;

•	With support from the UK Department for International Development, a mobile micro-finance platform called M-PESA has been trialled in Kenya. The payment platform is being used to repay loans and transfer cash;

•	Six operating companies implemented controls to help parents prevent their children accessing inappropriate content;

•	We helped develop the GSM Association’s code of practice on spam and committed to introduce anti-spam conditions into all new contracts with relevant third party suppliers, enabling suspension or termination of the mobile contracts of those who originate spam messages;

•	Group guidelines on premium rate subscription services have been developed. The guidelines recommend that mobile operating subsidiaries require providers of premium rate subscription services to advertise clearly and send a confirmation text to customers when they sign up explaining applicable charges and clearly stating how to opt out;

•	We launched Vodafone Passport to provide clearer and easier-to-understand costs for our customers when roaming;

•	A risk based approach has been introduced across the Group to prioritise which suppliers require further assessment for compliance against the Code of Ethical Purchasing. Over 600 suppliers have been reviewed for risk, over 80 suppliers have completed a self assessment process and 15 site evaluations have been completed;

•	Vodafone and its operating companies made charitable donations of £38.1 million to The Vodafone Group Foundation, local Vodafone Foundations and social projects;

•	We have begun the implementation of the Responsible Network Deployment Guidelines;

•	14 of our 15 operating businesses now publish information on radio frequency field strength values at independently selected locations – showing that RF fields in publicly accessible places close to base stations are substantially below guideline levels;

•	We reduced carbon dioxide emissions per unit of data transmitted by 10%;

•	A new target is to achieve a 40% reduction on carbon dioxide emissions per unit of data traffic by March 2011;

•	97% of our network equipment waste was sent for reuse or recycling; and

•	In addition to the Company’s CR Report, 10 of our mobile operating businesses have now published their own CR reports.

Further details of CR performance are in the Company’s CR Report for the 2006 financial year and at www.vodafone.com/responsibility

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	13

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The Board of Directors

Chairman
1. Lord MacLaurin of Knebworth DL, aged 69, joined the Board in January 1997 and became Chairman in July 1998. He is Chairman of the Nominations and Governance Committee. Lord MacLaurin was Chairman of Tesco Plc from 1985 to 1997 and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread Plc. He is also a non-executive director of the investment bank The Evolution Group Plc and a member of the Supervisory Board of Heineken NV. Lord MacLaurin will retire from the Board at the conclusion of the Company’s AGM on 25 July 2006. Upon his retirement Lord MacLaurin will become an advisor to the Company and Chairman of The Vodafone Group Foundation.

Deputy Chairman and senior independent director
2. Paul Hazen, aged 64, has been a member of the Board since June 1999 and became Deputy Chairman and senior independent director in May 2000. He is a member of the Nominations and Governance Committee. Paul Hazen became a director of AirTouch Communications Inc. in April 1993. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. He is Chairman of KKR Financial Corp and Accel-KKR and is also a director of Safeway, Inc., Willis Group Holdings Limited and Xstrata AG. Paul Hazen will retire from the Board at the end of the Company’s AGM on 25 July 2006.

Executive Directors
3. Arun Sarin, Chief Executive, aged 51, became a member of the Board in June 1999. He was appointed Chief Executive in July 2003 and is a member of the Nominations and Governance Committee. Arun Sarin joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He was a director of AirTouch Communications Inc. from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He was Chief Executive Officer for the Vodafone United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He has served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc., and is a non-executive director of the Court of the Bank of England.

4. Sir Julian Horn-Smith, Deputy Chief Executive, aged 57, has been a member of the Board since June 1996. Previously the Group Chief Operating Officer, Sir Julian was appointed Deputy Chief Executive in January 2005. Since then, he has been responsible for Business Development, which includes delivering Vodafone’s product and services portfolio to Vodafone’s affiliates and Partner Networks and expanding and consolidating Vodafone’s footprint. He is a director of China Mobile (Hong Kong) Limited and several of the Group’s overseas operating companies, including Chairman of the Supervisory Boards of Vodafone Deutschland GmbH and Vodafone D2 GmbH. Sir Julian is also a non-executive director of Lloyds TSB Group plc, Smiths Group plc and Sage Group PLC. Sir Julian will retire from the Board at the conclusion of the AGM on 25 July 2006 and he will become Chairman of Sage Group PLC on 1 August 2006.

5. Thomas Geitner, Chief Executive Officer, New Businesses, aged 51, was appointed to this role on 1 May 2006. New Businesses will focus on the delivery of new revenue streams beyond pure mobile. He was appointed to the Board in May 2000 during which time he established and managed Global Products and Services. He was responsible for the single Vodafone brand, Vodafone live! and Vodafone Wireless Office and the Partner Networks franchise. In July 2003, he was appointed Chief Technology Officer responsible for the rollout of 3G, the consolidation of data centres and service platform operations and the establishment of the Global Supply Chain organisation. Prior to joining the Group, he was a member of the Management Board of RWE AG.

6. Andy Halford, Chief Financial Officer, aged 47, joined the Board in July 2005. Andy joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001 he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa Region. In 2002, he was appointed Chief Financial Officer of Verizon Wireless in the US and is currently a member of the Board of Representatives of the Verizon Wireless partnership. Prior to joining Vodafone, he was Group Finance Director at East Midlands Electricity Plc. Andy holds a bachelors degree in Industrial Economics from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Non-executive directors
7. Sir John Bond, aged 64, was appointed to the Board in January 2005 and is a member of the Remuneration Committee and the Nominations and Governance Committee. Sir John is a non-executive director of Ford Motor Company. He retired from the position of Group Chairman of HSBC Holdings plc on 26 May 2006, after 45 years of service. Other previous roles include Chairman of HSBC Bank plc and director of The Hong Kong and Shanghai Banking Corporation and HSBC North America Holdings Inc. Previous non-executive directorships include the London Stock Exchange, Orange plc, British Steel plc and the Court of the Bank of England. Sir John will succeed Lord MacLaurin as Chairman of the Company on conclusion of the AGM on 25 July 2006.

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8. Dr Michael Boskin, aged 60, became a member of the Board in June 1999 on completion of the merger with AirTouch Communications Inc. and he is Chairman of the Audit Committee and a member of the Remuneration Committee. Dr Boskin was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr Boskin is President and CEO of Boskin & Co., an economic consulting company, and is also a director of Exxon Mobil Corporation, Shinsei Bank Limited and Oracle Corporation.

9. Lord Broers, aged 67, joined the Board in January 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. He is President of the Royal Academy of Engineering and a former Vice-Chancellor of Cambridge University. He spent many years with IBM, in senior roles within the research and development function, and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. Lord Broers is also a Foreign Associate of the US National Academy of Engineering, a trustee of the British Museum and Chairman of the House of Lords Science and Technology Select Committee. He chairs The Vodafone Group Foundation and the Company’s UK pension trustee company.

10. John Buchanan, aged 62, has been a member of the Board since April 2003. He is a member of the Audit Committee and, solely for the purposes of relevant legislation, is the Board’s appointed financial expert on that Committee. He retired from the Board of directors of BP p.l.c. in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is Chairman of Smith & Nephew plc and a non-executive director of AstraZeneca PLC and BHP Billiton. John Buchanan will succeed Paul Hazen as Deputy Chairman of the Board and the Company’s senior independent director after the Company’s AGM on 25 July 2006.

11. Penny Hughes, aged 46, has been a member of the Board since September 1998 and is a member of the Audit Committee. She has particular expertise in marketing and has developed experience in many human resource areas, including leadership development, motivation and retention. She is President of the Advertising Association, a member of the advisory committee of Bridgepoint Capital Limited and a non-executive director of Reuters Group PLC, Scandinaviska Enskilda Banken AB and The Gap, Inc. Penny Hughes was President of Coca-Cola Great Britain and Ireland, and has been a non-executive director of Next Plc, Trinity Mirror Plc and The Body Shop Plc. She will retire from the Board at the close of the Company’s AGM on 25 July 2006.

12. Anne Lauvergeon, aged 46, joined the Board in November 2005 and is a member of the Audit Committee. She is Chairman of the Executive Board of AREVA, the leading French energy company, having been appointed to that role in July 2001. She started her professional career in 1983 in the iron and steel industry and in 1990 she was named Adviser for Economic International Affairs at the French Presidency and Deputy Chief of its Staff in 1991. In 1995, she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997. She was responsible for international activities and the Group’s industrial shareholdings in the energy and nuclear fields. In 1999, she was appointed Chairman and CEO of COGEMA. Anne Lauvergeon is currently also Vice Chairman of the Supervisory Board of Safran and a non-executive director of Total and Suez.

13. Professor Jürgen Schrempp, aged 61, has been a member of the Board since May 2000 and is a member of the Remuneration Committee and the Nominations and Governance Committee. He is former Chairman of the Board of Management of DaimlerChrysler and one of the principal architects of Daimler-Benz’s merger with Chrysler in 1998. He became Chairman of Daimler-Benz in 1995. He is a non-executive director of the South African Coal, Oil and Gas Corporation (SASOL) and Compagnie Financi`ere Richemont SA, Switzerland. Professor Schrempp is Chairman Emeritus of the Global Business Coalition on HIV/AIDS. He has received numerous awards and has also been recognized for his civic leadership and charitable contributions. Amongst other distinctions, he is Commander of the French Legion of Honor and holds South Africa’s highest civilian award, the Order of Good Hope, conferred upon him by President Nelson Mandela.

14. Luc Vandevelde, aged 55, joined the Board in September 2003 and is Chairman of the Remuneration Committee. He is Chairman of the Supervisory Board of Carrefour SA and a director of Société Générale. He is the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. Luc Vandevelde was formerly Chairman of Marks & Spencer Group Plc and Chief Executive Officer of Promodes, and he has held senior European and international roles with Kraft General Foods.

15. Philip Yea, aged 51, became a member of the Board in September 2005 and is a member of the Remuneration Committee. He is the Chief Executive Officer of 3i Group plc, having been appointed to that role in July 2004. Prior to joining 3i, he was a Managing Director of Investcorp and, from 1997 to 1999, the Group Finance Director of Diageo plc following the merger of Guinness plc, where he was Finance Director, and Grand Metropolitan plc. He has previously held non-executive roles at HBOS plc and Manchester United plc.

Appointed since 31 March 2006
Anthony Watson, aged 61, was appointed to the Board on 1 May 2006, having retired from his role as Chief Executive of Hermes Pensions Management Limited, a position he had held since 2002. Previously he was Hermes’ Chief Investment Officer, having been Managing Director of AMP Asset Management and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. He is Chairman of Marks & Spencer Pension Trust Ltd, the Strategic Investment Board in Northern Ireland and also a non-executive director of Hammerson Group Plc and Witan Investment Trust Plc.

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	15

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Summary of the Board’s Report to Shareholders on Directors’ Remuneration

Dear Shareholder
Since the introduction of the current Executive Remuneration Policy (Policy) in 2002, the Remuneration Committee has conducted annual reviews to ensure that the policy continues to serve the Company and shareholders. Following my appointment as Chairman of the Committee we have undertaken a review again this year.

As a result of this year’s review, the Remuneration Committee has concluded that the existing Policy remains appropriate but wishes to make three minor changes. These are as follows:

•	The deferred bonus scheme will be extended to members of the Executive Committee based outside the UK and the mechanics amended in light of recent US tax legislation;

•	We have considered the weighting of performance shares and options within our long term incentives, and will place a greater weighting on performance shares for awards made in the 2007 financial year, thus increasing the emphasis on total shareholder return performance; and

•	Dividends will be accrued on performance shares awarded in the 2007 financial year and transferred on the vesting of awards to increase the alignment of executive and shareholder interests.

The key principles of the Policy, which are being maintained, are:

•	The expected value of total remuneration will be benchmarked against the relevant market;

•	A high proportion of total remuneration will be delivered through performance-related payments;

•	Performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives;

•	The majority of performance-related remuneration will be provided in the form of equity; and

•	Share ownership requirements will be applied to executive directors.

The Committee continues to monitor how well incentive awards made in previous years align with the Company’s performance. The Policy continues to work well and forecast rewards are commensurate with actual performance. I am confident that the Policy will continue to align executives’ interests with the interests of shareholders, whilst enabling the Company to engage a high calibre team to successfully lead the Company. I hope that we receive your support at the AGM in July 2006.

Luc Vandevelde
Chairman of the Remuneration Committee
30 May 2006

Introduction
At the 2006 AGM, shareholders will be invited to vote on the Board’s Report to Shareholders on Directors’ Remuneration. This Annual Review and Summary Financial Statement contains only a summary of the full report, which is set out in the Company’s Annual Report, a copy of which is available on the Company’s website at www.vodafone.com/investor.

The Board has delegated to the Remuneration Committee the assessment and recommendation of policy on remuneration for executive directors. The Committee is chaired by Luc Vandevelde. Its members are Dr Michael Boskin, Sir John Bond, Professor Jürgen Schrempp and Philip Yea.

The following chart shows the performance of the Company relative to the FTSE 100 Index and the FTSE Global Telecommunications Index. It should be noted that the performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

Historical TSR Performance Growth in the value of a hypothetical £ 100 holding up to March 2006 FTSE Global Telecoms and FTSE 100 comparison based on 30 trading day average values

Graph provided by Towers Perrin and calculated according to a methodology that is compliant with Schedule 7A to the Companies Act. Data Sources: FTSE and Datastream

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Remuneration structure and performance measures
The structure of remuneration (excluding pensions) for executive directors under the policy and the performance on which it is based is illustrated below.

Approximately 80% of the potential remuneration of executive directors (excluding pensions) is delivered through performance contingent incentives. The Remuneration Committee selects performance measures that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to directors and shareholders. Each remuneration element focuses on supporting different Company objectives.

Components of executive directors’ remuneration
Base salary
Salaries are reviewed annually and adjustments may be made to reflect competitive national pay levels, the prevailing level of salary reviews of employees within the Group, changes in responsibilities, and Group and individual performance. External remuneration consultants provide data about market salary levels and advise the Committee accordingly.

Deferred share bonus
The deferred share bonus comprises two elements: a base award and an enhancement award. The base award is earned by achievement of one year KPI linked performance targets and is delivered in the form of shares. The target base award level for the 2006 financial year was 100% of salary with a maximum of 200% of salary available for exceptional performance. For the Chief Executive, in the 2006 financial year, the adjusted operating profit target was 30% of the total, total service revenue 35%, free cash flow 20% and customer satisfaction 15%, and the payout achieved was 118.7% . An enhancement award of 50% of the number of shares comprised in the pre-tax base award is earned by achievement of a subsequent two-year EPS performance target following the initial twelve-month period.

The Company has reviewed the current plan in light of changes to US tax legislation, and will make future awards under the Vodafone Global Incentive Plan Rules approved by shareholders in 2005. This will enable the plan to be operated for members of the Executive Committee based overseas.

Performance shares
Vesting of performance shares depends upon the Company’s relative Total Shareholder Return (TSR) performance. TSR measures the change in value of a share and reinvested dividends. The Company’s TSR performance is compared to other companies in the FTSE Global Telecommunications index over a three-year performance period. In the 2006 financial year, the Chief Executive received an award with a face value of two times base salary, other executive directors one and a half times base salary.

Share options
The exercise of the options is subject to the achievement of growth in adjusted basic earnings per share.

Share ownership guidelines
Executive directors participating in long term incentive plans must comply with the Company’s share ownership guidelines. The guidelines require the Chief Executive to build up over five years a shareholding in the Company of four times base salary and other executive directors to build up a shareholding of three times base salary.

Pensions
Arun Sarin is provided with a defined contribution pension arrangement to which the Company contributes 30% of his base salary. During the 2006 financial year Sir Julian Horn-Smith, Andy Halford and Peter Bamford were contributing members of the Vodafone Group Pension Scheme, a UK scheme approved by the Inland Revenue. Andy Halford and Peter Bamford, whose benefits are restricted by Inland Revenue earnings limits, also participated in a defined contribution Vodafone Group Funded Unapproved Retirement Benefit Scheme to enable pension benefits to be provided on base salary above the earnings cap. Thomas Geitner participates in the German Essener Verband Retirement Scheme.

Non-executive directors’ remuneration
Non-executive directors’ fees are periodically reviewed by the Board, excluding the non-executive directors. Fee levels were increased in April 2005 to reflect director’s considerably increased workload and the increased complexity of managing an international company:

Fees payable from
1 April 2005 (£’000)

Chairman	510
Deputy Chairman and senior independent director	130
Basic Non-Executive Director fee	95
Chairmanship of Audit Committee	20
Chairmanship of Remuneration Committee	15
Chairmanship of Nominations
and Governance Committee	10

An allowance of £6,000 is payable to non-European based non-executive directors when required to travel to attend Board and Committee meetings.

Service contracts and appointments of directors
The contracts of all executive directors have rolling terms and are terminable by either party on one year’s notice.

Sir Julian Horn-Smith will retire from the Company following the 2006 AGM. He will be entitled to subsisting long term incentive awards, pro-rated for both time and performance, in accordance with the standard rules of the plans in which he participates. Sir Julian will receive a pension in line with the standard rules of the plan in which he participates.No severance payment will be payable to him.

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Summary of the Board’s Report to Shareholders on Directors’ Remuneration
continued

Peter Bamford left the Company on 1 April 2006 and will receive salary and compensation for loss of office in accordance with his legal entitlement. The total payment is in the order of £1.25 million, including pension contribution. He will receive his annual bonus for the 2006 financial year and the Remuneration Committee has exercised discretion to allow him access to long term incentive awards, pro-rated for time and performance.

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation. In December 2005, Sir John Bond accepted the invitation of the Board to be appointed as Chairman of the Company following the 2006 AGM. As Chairman, Sir John Bond will receive an annual fee of £475,000. The appointment is indefinite and may be terminated by either party on one year’s notice.

Lord MacLaurin will retire from the Company following the 2006 AGM. Lord MacLaurin will receive fees in accordance with his service contract until the end of the 2006 calendar year. Lord MacLaurin will provide advisory services to the Company for a period of three years following his retirement. During this period, he will receive an annual fee of £125,000 which he has advised the Company he intends to donate to charity.

Remuneration for the year to 31 March 2006
The remuneration of the directors serving during the year ended 31 March 2006 was as follows:

	Salary/Fees		Incentive schemes			Benefits			Total

	2006	2005	2006	(1)	2005	2006	(2)	2005	2006	2005
	£’000	£’000	£’000		£’000	£’000		£’000	£’000	£’000

Chairman
Lord MacLaurin	520	485	–		–	57		32	577	517
Deputy Chairman
Paul Hazen(3)	173	130	–		–	–		–	173	130
Chief Executive
Arun Sarin	1,254	1,175	1,424		1,148	54		183	2,732	2,506
Executive directors
Peter Bamford	804	771	908		663	48		37	1,760	1,471
Thomas Geitner	734	679	851		665	148		37	1,733	1,381
Andy Halford	342	–	396		–	16		–	754	–
Sir Julian Horn-Smith	1,022	970	1,169		966	48		34	2,239	1,970
Ken Hydon	253	779	264		776	91		30	608	1,585
Non-executive directors
Sir John Bond	95	21	–		–	–		–	95	21
Dr Michael Boskin(3)	144	85	–		–	–		–	144	85
Lord Broers	95	85	–		–	–		–	95	85
John Buchanan	95	85	–		–	–		–	95	85
Penny Hughes	100	95	–		–	–		–	100	95
Anne Lauvergeon	40	–	–		–	–		–	40	–
Sir David Scholey	32	85	–		–	–		–	32	85
Professor Jürgen Schrempp	95	85	–		–	–		–	95	85
Luc Vandevelde	105	85	–		–	–		–	105	85
Philip Yea	55	–	–		–	–		–	55	–
Former directors(4)	–	191	–		–	1,283		229	1,283	420

	5,958	5,806	5,012		4,218	1,745		582	12,715	10,606

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2006. These awards are in relation to the performance achievements against targets in adjusted operating profit, total service revenue, free cash flow and customer delight for the 2006 financial year.
(2)	Benefits principally comprise cars and private health and disability insurance. Thomas Geitner relocated from Germany to the UK during the 2006 financial year. The benefits figure disclosed includes relocation expenses and a monthly allowance to reflect the higher cost of living in the UK.
(3)	Fees include allowances paid in respect of a non-executive director based outside of Europe to reflect the additional time commitment involved when required to travel to attend Board and Committee meetings.
(4)	Under the terms of an agreement, Sam Ginn, a former US director of the Company, provided consultancy services to the Group and was entitled to certain benefits. The estimated value of the benefits received by him in the year to 31 March 2006 was £29,852 (2005: £226,000). During the year the agreement was terminated by mutual agreement. Mr Ginn received a payment of $2.23m (£1.25m) as compensation for benefits for the outstanding term.

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Pensions
Pension benefits earned by the directors serving during the year to 31 March 2006 were:

												Employer
									Change		Transfer value	allocation/
									in transfer	Change	of change in	contribution
	Total accrued		Change in						value over year	in accrued	accrued benefit	to defined
	benefit at	(1)	accrued benefit	(1)	Transfer value at	(2)	Transfer value at	(2)	less member	benefit in excess	net of member	contribution
	31 March 2006		over the year		31 March 2005		31 March 2006		contributions	of inflation	contributions	plans
Name of Director	£’000		£’000		£’000		£’000		£’000	£’000	£’000	£’000

Arun Sarin	–		–		–		–		–	–	–	360.0
Peter Bamford	30.8		3.5		348.8		529.9		177.4	2.8	44.2	202.4
Thomas Geitner	115.8		23.1		1,163.2		1,971.4		808.2	20.6	350.7	–
Andy Halford	13.3		2.3		110.1		182.8		69.0	2.0	23.7	73.6
Julian Horn-Smith	605.2		57.1		9,090.3		13,231.0		4,106.2	42.3	890.0	–
Ken Hydon(3)	516.6		10.4		10,241.1		12,637.2		2,396.1	–	–	79.2

Notes:
(1)	The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Ken Hydon reached 60 years of age on 3 November 2004 and retired from the Company following the AGM on 26 July 2005. In accordance with the standard rules of the scheme, he received an immediate pension based on his accrued benefit without actuarial reduction or any enhancement. From 1 December 2004 Ken Hydon accrued a cash allowance equivalent to 30% of his base salary which ceased on leaving the Company.

Directors’ beneficial interests in shares, share options and long term incentives
The table below summarises directors’ beneficial interests in the ordinary shares of the Company and the directors’ options under the Vodafone Group Plc share plans. The aggregate gross pre-tax gain made on the exercise of share options in the year by the above Company’s directors was £21,721 (2005: £3,076,276).

	Beneficial Interest		Interest in			Interest in
	in Shares		Share Options			Long Term Incentives

				Weighted
				average	1 April
		1 April 2005		exercise price	2005 or		1 April 2005
	31 March	or date of	31 March	as at	date of	31 March	or date of
	2006	appointment	2006	31 March 2006	appointment	2006	appointment

Lord MacLaurin	92,495	92,495	–	–	–	–	–
Paul Hazen	360,900	360,900	–	–	–	–	–
Arun Sarin	4,944,000	4,844,000	26,416,279	152.5	20,704,987	5,578,789	3,861,669
Thomas Geitner	451,556	417,700	18,396,960	140.5	17,334,854	2,422,198	2,429,377
Andy Halford	107,895	91,336	2,704,093	147.6	921,485	841,562	514,616
Sir Julian Horn-Smith	1,828,987	1,818,257	25,200,598	134.9	23,332,869	3,438,834	3,717,872
Sir John Bond	134,423	34,423	–	–	–	–	–
Dr Michael Boskin	212,500	212,500	–	–	–	–	–
Lord Broers	20,483	19,819	–	–	–	–	–
John Buchanan	208,124	104,318	–	–	–	–	–
Penny Hughes	22,500	22,500	–	–	–	–	–
Anne Lauvergeon	31,000	–	–	–	–	–	–
Professor Jürgen Schrempp	10,000	10,000	–	–	–	–	–
Luc Vandevelde	20,000	20,000	–	–	–	–	–
Philip Yea	70,000	70,000	–	–	–	–	–

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Summary Consolidated Income Statement
for the year ended 31 March

		2006		2005
	Note	£m		£m

Revenue	2	29,350		26,678
Cost of sales		(17,070)		(15,800)

Gross profit		12,280		10,878

Selling and distribution expenses		(1,876)		(1,649)
Administrative expenses		(3,416)		(2,856)
Share of result in associated undertakings		2,428		1,980
Impairment losses	3	(23,515)		(475)
Other income and expense		15		–

Operating (loss)/profit	2	(14,084)		7,878

Non-operating income and expense		(2)		(7)
Investment income		353		294
Financing costs		(1,120)		(880)

(Loss)/profit before taxation		(14,853)		7,285

Tax on (loss)/profit		(2,380)		(1,869)

(Loss)/profit for the financial year from continuing operations		(17,233)		5,416
(Loss)/profit from discontinued operations		(4,588)		1,102

(Loss)/profit for the financial year		(21,821)		6,518

Attributable to:
– Equity shareholders		(21,916)		6,410
– Minority interests		95		108
(Loss)/earnings per share:	4
Basic from continuing operations		(27.66	)p	8.12	p
Diluted basic from continuing operations		(27.66	)p	8.09	p
Basic on (loss)/profit for the financial year		(35.01	)p	9.68	p
Diluted basic on (loss)/profit for the financial year		(35.01	)p	9.65	p

Summary Consolidated Statement of Recognised Income and Expense
for the year ended 31 March

	2006	2005
	£m	£m

Gains on revaluation of available-for-sale investments	705	106
Exchange differences on translation of foreign operations	1,494	1,488
Actuarial losses on defined benefit pension schemes	(30)	(79)
Revaluation gain	112	–
Transfer to the income statement on disposal of foreign operations	36	–

Net income recognised directly in equity	2,317	1,515
(Loss)/profit for the financial year	(21,821)	6,518

Total recognised income and expense relating to the financial year	(19,504)	8,033

Attributable to:
– Equity shareholders	(19,607)	7,958
– Minority interests	103	75

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Summary Consolidated Balance Sheet
at 31 March

	2006	2005
	£m	£m

Non-current assets
Intangible assets	69,118	97,148
Property, plant and equipment	13,660	17,442
Investments in associated undertakings	23,197	20,234
Other investments	2,119	1,181
Deferred tax assets	140	1,184
Post employment benefits	19	12
Trade and other receivables	361	585

	108,614	137,786

Current assets
Inventory	297	440
Taxation recoverable	8	38
Trade and other receivables	4,438	5,164
Cash and cash equivalents	2,789	3,769

	7,532	9,411

Assets included in disposal group held for resale	10,592	–

Total assets	126,738	147,197

Equity
Called up share capital	4,165	4,286
Share premium account	52,444	52,284
Own shares held	(8,198)	(5,121)
Additional paid in capital	100,152	100,081
Capital redemption reserve	128	–
Accumulated other recognised income and expense	4,090	1,781
Retained losses	(67,356)	(39,511)

Total equity shareholders’ funds	85,425	113,800
Minority interests	(113)	(152)

Total equity	85,312	113,648

Non-current liabilities
Long-term borrowings	16,750	13,190
Deferred tax liabilities	5,670	4,849
Post employment benefits	120	136
Provisions for other liabilities and charges	265	319
Other payables	566	438

	23,371	18,932

Current liabilities
Short-term borrowings	3,448	2,003
Current taxation liabilities	4,448	4,353
Trade payables and other payables	7,477	8,033
Provisions for other liabilities and charges	139	228

	15,512	14,617

Liabilities included in disposal group held for resale	2,543	–

Total equity and liabilities	126,738	147,197

The Summary Financial Statement was approved by the Board on 30 May 2006 and was signed on its behalf by:

Arun Sarin Chief Executive	Andy Halford Chief Financial Officer

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	21

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Summary Consolidated Cash Flow Statement
for the year ended 31 March

	2006	2005
	£m	£m

Net cash flows from operating activities	11,841	10,979

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and jointly controlled entities, net of cash acquired	(4,186)	(2,461)
Disposal of interests in subsidiary undertakings, net of cash disposed	599	444
Purchase of intangible fixed assets	(690)	(699)
Purchase of property, plant and equipment	(4,481)	(4,279)
Purchase of investments	(57)	(19)
Disposal of property, plant and equipment	26	68
Disposal of investments	1	22
Loans to businesses sold or acquired businesses held for sale	–	110
Dividends received from associated undertakings	835	1,896
Dividends received from investments	41	19
Interest received	319	339

Net cash flows from investing activities	(7,593)	(4,560)

Cash flows from financing activities
Issue of ordinary share capital and re-issue of treasury shares	356	115
Net movement in short-term borrowings	708	–
Proceeds from issue of long-term borrowings	5,256	–
Repayment of borrowings	(1,371)	(1,824)
Loans repaid to associated undertakings	(47)	(2)
Purchase of treasury shares	(6,457)	(4,053)
Equity dividends paid	(2,749)	(1,991)
Dividends paid to minority shareholders in subsidiary undertakings	(51)	(32)
Interest paid	(721)	(744)

Net cash flows from financing activities	(5,076)	(8,531)

Net decrease in cash and cash equivalents	(828)	(2,112)

Cash and cash equivalents at the beginning of the financial year	3,726	5,809
Exchange gain on cash and cash equivalents	34	29

Cash and cash equivalents at the end of the financial year	2,932	3,726

22	Vodafone Group Plc Annual Review and Summary Financial Statement 2006

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Notes to the Summary Financial Statement

1   Basis of preparation
The results have been prepared in accordance with International Financial Reporting Standards (including International Accounting Standards and interpretations issued by the International Accounting Standards Board and its committees, and as interpreted by any regulatory bodies applicable to the Group) as adopted for use in the European Union, the Companies Act 1985 and Article 4 of the IAS Regulations. Financial information for the year ended 31 March 2005 has been restated from UK GAAP in accordance with IFRS as adopted for use in the European Union. Full accounts for the year ended 31 March 2006, incorporating an unqualified Auditors’ Report, will be filed with the Registrar of Companies following the Company’s Annual General Meeting, to be held on 25 July 2006.

2   Segmental and other analyses
The Group’s principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses. Analyses of revenue and operating profit by geographical region and class of business are as follows:

		Year ended 31 March 2006			Year ended 31 March 2005

			Inter-			Inter-
		Segment	segment	Net	Segment	segment	Net
		revenue	revenue	revenue	revenue	revenue	revenue
Revenue		£m	£m	£m	£m	£m	£m

Continuing operations
Mobile telecommunications:	Germany	5,754	(64)	5,690	5,684	(51)	5,633
	Italy	4,363	(44)	4,319	4,273	(36)	4,237
	Spain	3,995	(105)	3,890	3,261	(80)	3,181
	UK	5,048	(65)	4,983	5,065	(47)	5,018
	Other mobile	9,250	(121)	9,129	7,637	(84)	7,553
	Common functions(1)	145	(19)	126	123	(5)	118

Total		28,555	(418)	28,137	26,043	(303)	25,740

Other operations:	Germany	1,320	–	1,320	1,095	–	1,095
	Other	19	–	19	–	–	–

Total		1,339	–	1,339	1,095	–	1,095

Revenue between mobile and other operations				(126)			(157)

Revenue				29,350			26,678

Discontinued operations	Japan(4)	7,268	(2)	7,266	7,396	(1)	7,395

		Year ended 31 March 2006				Year ended 31 March 2005

					Adjusted				Adjusted
		Operating			operating	Operating			operating
		profit	Adjustments	(2)	profit	profit	Adjustments	(3)	profit
Operating (loss)/profit		£m	£m		£m	£m	£m		£m

Continuing operations
Mobile telecommunications:	Germany	(17,904)	19,400		1,496	1,473	–		1,473
	Italy	(1,928)	3,600		1,672	1,694	–		1,694
	Spain	968	–		968	775	–		775
	UK	698	–		698	779	–		779
	US	1,732	–		1,732	1,354	–		1,354
	Other mobile	2,008	495		2,503	1,869	475		2,344
	Common functions(1)	223	(12)		211	(85)	–		(85)

Total		(14,203)	23,483		9,280	7,859	475		8,334

Other operations:	Germany	139	–		139	64	–		64
	Other	(20)	–		(20)	(45)	–		(45)

Total		119	–		119	19	–		19

Operating (loss)/profit		(14,084)	23,483		9,399	7,878	475		8,353

Discontinued operations	Japan(4)	(4,445)	4,900		455	664	–		664

Notes:
(1)	Common functions represents results from Partner Networks and unallocated central Group income and expenses.
(2)	Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany, Italy and Sweden amounting to £23,515 million offset by £17 million non-operating income in relation to the Group’s associated undertakings and £15 million of other items. The adjustment to discontinued operations represents an impairment loss following the announcement of the sale of Vodafone Japan.
(3)	Impairment to the carrying value of goodwill relating to Vodafone Sweden.
(4)	Operations relate entirely to the supply of mobile communications services and products.

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	23

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Notes to the Summary Financial Statement
continued

3   Impairment losses
The carrying value of goodwill of the Group’s mobile operations in Germany, Italy and Sweden was impaired in the year ended 31 March 2006 by £19,400 million, £3,600 million and £515 million respectively due to the Group having revised its view of medium to longer term prospects for these businesses given certain developments in the current market environment.

The German market has seen recent intensification in price competition, principally from new market entrants, together with high levels of penetration and continued regulated reductions in incoming call rates. In Italy, competitive pressures are increasing with the mobile network operators competing aggressively on subsidies and, increasingly, on price. The impairment of the carrying value of goodwill in relation to Vodafone Sweden of £515 million in the year to 31 March 2006 (2005: £475 million) resulted from fierce competition in the Swedish market combined with onerous 3G licence obligations. On 5 January 2006, the Group completed the sale of its 100% interest in Vodafone Sweden for net cash proceeds, after assumption of net debt by the purchaser, of €953 million (£653 million).

4   (Loss)/earnings per share

	Year ended 31 March

	2006		2005

Weighted average number of shares for basic earnings per share (millions)	62,607		66,196
Weighted average number of shares for diluted earnings per share (millions)	62,607		66,427
Basic (loss)/earnings per share from continuing operations	(27.66	)p	8.12	p
Diluted (loss)/earnings per share from continuing operations	(27.66	)p	8.09	p
Basic (loss)/earnings per share on (loss)/profit for the financial year	(35.01	)p	9.68	p
Diluted (loss)/earnings per share on (loss)/profit for the financial year	(35.01	)p	9.65	p
Adjusted basic earnings per share from continuing operations	10.11	p	8.95	p
Adjusted diluted earnings per share from continuing operations	10.08	p	8.92	p

	2006	2005
	£m	£m

(Loss)/profit for the financial year	(21,916)	6,410
Loss/(profit) from discontinued operations	4,598	(1,035)

(Loss)/profit for (loss)/earnings per share from continuing operations	(17,318)	5,375
Adjustments:
– Impairment losses	23,515	475
– Other items(1)	131	77

Profit for adjusted earnings per share from continuing operations	6,328	5,927

Notes:
(1)	Includes other income and expense, non-operating income and expense and fair value movements on equity put rights and similar arrangements

5   Summary of differences between IFRS and US GAAP
The results for the year have been prepared in accordance with IFRS, which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc’s Annual Report for the year ended 31 March 2006. The effects of these differing accounting principles are as follows:

	Year ended 31 March

	2006	2005 Restated
	£m	£m

Revenue (IFRS)	29,350	26,678
Adjustments	(5,594)	(5,308)

Revenue (US GAAP)	23,756	21,370

(Loss)/profit for the financial year (IFRS)	(21,821)	6,518
Adjustments	8,551	(20,270)

Net loss (US GAAP)	(13,270)	(13,752)

Total equity (IFRS)	85,312	113,648
Adjustments	1,672	(6,353)

Shareholders’ equity (US GAAP)	86,984	107,295

24	Vodafone Group Plc Annual Review and Summary Financial Statement 2006

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Use of Non-GAAP financial information

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this Annual Review and Summary Financial Statement is shown below.

Non-GAAP measure	Equivalent GAAP measure

EBITDA	Operating profit

Adjusted operating profit	Operating profit

Adjusted earnings per share	Earnings per share

Free cash flow	Net cash flows from operating activities

Net debt	Cash and cash equivalents

Proportionate revenue	Revenue

Proportionate EBITDA	Operating profit

Independent Auditors’ Statement to the Members of Vodafone Group Plc

We have examined the Summary Financial Statement which comprises the Summary Board’s Report to Shareholders on Directors’ Remuneration, Summary Consolidated Income Statement, Summary Consolidated Statement of Recognised Income and Expense, Summary Consolidated Balance Sheet, Summary Consolidated Cash Flow Statement and notes 1 to 5 to the Summary Financial Statement.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review & Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full Annual Report for the year ended 31 March 2006, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditor’s opinion on the full annual accounts was unqualified or qualified. We also read the other information contained in the Annual Review and Summary Financial Statement

as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

We have not considered the effect of any events between the date on which we signed our report on the Annual Report for the year ended 31 March 2006 on 30 May 2006 and the date of this report.

Opinion
In our opinion, the Summary Financial Statement is consistent with the Annual Report of Vodafone Group Plc for the year ended 31 March 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder. The auditors’ report on the Company’s annual accounts was unqualified.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London
2 June 2006

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	25

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Additional information

2007 financial year calender

Interim results announcement	14 November 2006

Preliminary announcement	23 May 2007
of full year results	(provisional)

Annual General Meeting
At 11.00am* on Tuesday 25 July 2006, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

The AGM will be transmitted via a live webcast and can be viewed on the Company’s website – www.vodafone.com/agm – on the day of the meeting. A recording will be available after that date.

Listings
Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and, in the form of American Depositary Shares (“ADSs”), on the New York Stock Exchange.

ADSs each representing ten ordinary shares, are traded on the New York Stock Exchange under the symbol of “VOD”. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADRs.

Dividends
Set out below is information relevant to the final dividend for the financial year ended 31 March 2006.

Ex-dividend date	7 June 2006

Record date	9 June 2006

DRIP election date	14 July 2006

Dividend payment date	4 August 2006

Dividend payment methods
Holders of ordinary shares can:

•	Have cash dividends paid direct to a bank account or building society account; or

•	Have cash dividends paid in the form of a cheque; or

•	Elect to reinvest dividends to purchase more Vodafone shares under the Dividend Reinvestment Plan (see below).

If a holder of ordinary shares does decide to receive cash dividends, it is recommended that these are paid directly to the shareholder’s bank or building society account via BACS/EFTS. This avoids the risk of cheques being lost in the post and means the dividend will be in that shareholder’s account on the dividend payment date. The shareholder will be sent a tax voucher confirming the amount of dividend and the account into which it has been paid.

Please contact our Registrars for further details.

*or, if later, at the conclusion of the Extraordinary General Meeting to be held immediately before it at 10:45am.

Holders of ADSs can:

•	Have cash dividends paid direct to a bank account; or

•	Have cash dividends paid by cheque; or

•	Elect to have dividends reinvested to purchase additional Vodafone ADSs (see below for contact details).

Dividends and ADS holders
Holders of ADRs evidencing ADSs are generally eligible for all dividends or other entitlements attaching to the underlying shares of Vodafone Group Plc and receive cash dividends in US dollars.

A US holder is subject to US federal income tax on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to the ADSs will generally be qualified dividend income.

A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend does not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the Depository actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States.

ADS holders unsure of their tax position should consult their independent tax adviser.

Dividend reinvestment
The Company offers a Dividend Reinvestment Plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the Plan Administrator through a low cost dealing arrangement. Further details can be obtained from the Plan Administrator on +44 (0) 870 702 0198.

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free on +1 (800) 233 5601, or write to The Bank of New York, Shareholder Relations Department, Global BuyDIRECT P.O. Box 1958, Newark, New Jersey 07101-1958, USA. For calls from outside the US, call +1 (212) 815 3700. Please note that this number is not toll-free.

26	Vodafone Group Plc Annual Review and Summary Financial Statement 2006

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Shareholder enquiries
If you hold ordinary shares and have any questions about the administration of your shareholding, such as change of address, dividend payment instructions or consolidation of ordinary share accounts, please contact the Company’s Registrars: Computershare Investor Services PLC,
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.
Tel: + 44 (0)870 702 0198.
Email: web.queries@computershare.co.uk

For ordinary shareholders resident in Ireland, contact:
Computershare Investor Services (Ireland) Limited,
PO Box 9742, Dublin 18, Ireland.
Tel: + 353 (0) 818 300 999.
Email: web.queries@computershare.ie

The Depositary Bank for the Company’s ADR programme is:
The Bank of New York, Investor Relations Dept,
P.O. Box 11258, Church St. Station, New York NY 10286-1258 USA.
Telephone: +1 (800) 233 5601 (toll-free).

ADS holders should address any queries or instructions regarding their holding to the The Bank of New York at the above address or telephone number.

Consolidation of ordinary share accounts
Shareholders whose total registered shareholding is represented by more than one account, evidenced by the receipt of duplicate copies of communications from the Company to shareholders, and who wish to have their holdings consolidated should send an appropriate letter of instruction to the Company’s Registrars.

ShareGift
The Company supports ShareGift, the charity share donation scheme (registered charity number 1052686).

Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Further details about ShareGift can be obtained from its website at www.ShareGift.org or from ShareGift, 5 Lower Grosvenor Place, London SW1W 0EJ (Telephone: +44 (0)20 7828 1151).

The Unclaimed Assets Register
The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Garden Floor, Bain House, 16 Connaught Place, London W2 2ES (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk

Corporate Sponsored Nominee Service For Shareholders
Subject to changes to the Company’s Articles of Association being approved at the Annual General Meeting on 25 July 2006, the Company intends to establish a Corporate Nominee Service for Shareholders, which would be operated by the Company’s Registrar. The service provides a facility for shareholders to remove their shares from the Vodafone Group Plc share register and hold them, together with other shareholders, through a nominee. There would be no need for a share certificate and, in addition, shareholders’ details will not be held on the main share register and so will remain confidential.

Details will be available following the AGM on the Company’s website at www.vodafone.com/shareholder.

Internet If you have access to the internet you are welcome to visit us at:

www.vodafone.com

Further information available on this site includes:

•	Electronic shareholder communications. Benefits to shareholders and the Company include faster receipt of communications such as annual reports and cost and time savings for Vodafone. Electronic shareholder communications are also more environmentally friendly;

•	Current share price information (ordinary shares only);

•	Calculating dividend payments;

•	Postal and Telephone share dealing service for holders of ordinary shares;

•	Interactive tools to calculate the value of share holdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices; and

•	Geographical analysis of shareholders.

Shareholders and other interested parties can also receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s web site.

Registering for Vodafone News will enable users to:

•	Access the latest news direct from your mobile; and

•	Have news automatically emailed to them.

Vodafone Group Plc Annual Review and Summary Financial Statement 2006	27

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Cautionary statement regarding forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties; the ability to integrate all operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the development and impact of new mobile technology; anticipated benefits to the Group of the One Vodafone programme; the results of Vodafone’s brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, average revenue per user (“ARPU”), cash flows, costs, capital expenditures and margins, non-voice services and their revenue contribution; share purchases; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	Changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;
•	Greater than anticipated competitive activity, from both existing competitors and new market entrants, including MVNOs, which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers and reduce profitability;
•	The impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;
•	Slower than expected customer growth and reduced customer retention;
•	Changes in spending patterns of existing customers;
•	The possibility that new products and services, including mobile internet platforms, 3G, Vodafone live!, Vodafone Radio DJ and other products and services, will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements;
•	The Group’s ability to win 3G licence allocations;
•	The Group’s ability to realise expected synergies and benefits associated with 3G technologies;
•	A lower than expected impact of GPRS, 3G, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;
•	The ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll out and scope of 3G technology, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies in new markets;
•	The ability of the Group to offer new services and secure the timely delivery of high quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;
•	The Group’s ability to develop competitive data content and services that will attract new customers and increase average usage;
•	Future revenue contributions of both voice and non-voice services;
•	Greater than anticipated prices of new mobile handsets;
•	Changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;
•	The Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its One Vodafone initiative;
•	The ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing;
•	The possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance;
•	Developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;
•	Any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or disposals and the integration of acquired companies in the Group’s existing obligations;
•	The risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or other negative implications;
•	Changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge;
•	The impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;
•	The possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure;
•	The possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position;
•	Loss of suppliers or disruption of supply chains;
•	The Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;
•	Changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar;
•	Changes in statutory tax rates and profit mix which would impact the weighted average tax rate;
•	Changes in tax legislation in the jurisdictions in which the Group operates;
•	Final resolution of open issues which might impact the effective tax rate; and
•	Timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” in the Company’s Annual Report for the year ended 31 March 2006, which is available on www.vodafone.com. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

28	Vodafone Group Plc Annual Review and Summary Financial Statement 2006

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office, Vodafone Passport, Vodafone
Radio DJ, Vodafone Zuhause, Vodafone Casa and Oficina Vodafone are trademarks of the Vodafone Group.
Other product and company names mentioned herein may be trademarks of their respective owners.

This document is printed on Revive Silk, manufactured in the UK at mills with
ISO 14001 accreditation and comprising 75% de-inked post consumer waste and 25% virgin fibre. The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest
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environmental savings in terms of transport and energy are achieved. All the steps we have taken demonstrate our commitment to making sustainable choices.

Designed and produced by Addison Corporate Marketing.
Printed in the United Kingdom.

Vodafone Group Plc

Registered office:
Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN
England

Registered in England No.1833679

Tel: +44 (0) 1635 33251
Fax: +44 (0) 1635 45713

www.vodafone.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 16, 2005	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary